SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

VERA THERAPEUTICS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

92337R101

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners IV, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 92337R101	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,429,927 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,429,927 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,429,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker and Patrick G. Enright, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 41,893,164 shares of Class A Common Stock outstanding (assuming the underwriters do not exercise in full the option to purchase additional shares), as disclosed by the Issuer in its prospectus supplement dated February 1, 2023 and filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2023 (the “Prospectus Supplement”).

CUSIP No. 92337R101	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,429,927 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,429,927 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,429,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker and Patrick G. Enright, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 41,893,164 shares of Class A Common Stock outstanding (assuming the underwriters do not exercise in full the option to purchase additional shares), as disclosed by the Issuer in its Prospectus Supplement.

CUSIP No. 92337R101	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,285 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,285 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,285 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker and Patrick G. Enright, a member of the Issuer’s board of directors, are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 41,893,164 shares of Class A Common Stock outstanding (assuming the underwriters do not exercise in full the option to purchase additional shares), as disclosed by the Issuer in its Prospectus Supplement.

CUSIP No. 92337R101	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,285 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,285 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,285 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker and Patrick G. Enright, a member of the Issuer’s board of directors, are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 41,893,164 shares of Class A Common Stock outstanding (assuming the underwriters do not exercise in full the option to purchase additional shares), as disclosed by the Issuer in its Prospectus Supplement.

CUSIP No. 92337R101	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,925 (1)
	8	SHARED VOTING POWER 5,144,212 (2)(3)
	9	SOLE DISPOSITIVE POWER 9,925(1)
	10	SHARED DISPOSITIVE POWER 5,144,212 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,154,137 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of shares of Class A Common Stock underlying stock options granted to Patrick Enright, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

(2)

All shares are held of record by LVPIV and LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the securities held by LPF. Juliet Tammenoms Bakker and Patrick G. Enright, a member of the Issuer’s board of directors, are the managing members of LCPIV and LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Consists of (i) 3,429,927 outstanding shares of Class A Common Stock held of record by LVPIV and (ii) 1,714,285 outstanding shares of Class A Common Stock held of record by LPF.
(4)

Based on (i) 41,893,164 shares of Class A Common Stock outstanding (assuming the underwriters do not exercise in full the option to purchase additional shares), as disclosed by the Issuer in its Prospectus Supplement plus (ii) 9,925 shares of Class A Common Stock underlying stock options granted to Patrick Enright, in his capacity as a member of the Issuer’s board of directors, which are exercisable within 60 days of the date hereof.

CUSIP No. 92337R101	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,144,212 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,144,212 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,144,212 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIV and LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the securities held by LPF. Juliet Tammenoms Bakker and Patrick G. Enright, a member of the Issuer’s board of directors, are the managing members of LCPIV and LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Consists of (i) 3,429,927 outstanding shares of Class A Common Stock held of record by LVPIV and (ii) 1,714,285 outstanding shares of Class A Common Stock held of record by LPF.
(3)

Based on 41,893,164 shares of Class A Common Stock outstanding (assuming the underwriters do not exercise in full the option to purchase additional shares), as disclosed by the Issuer in its Prospectus Supplement.

CUSIP No. 92337R101	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Class A Common Stock, par value $0.001 per share (“Common Stock”), of Vera Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8000 Marina Boulevard, Suite 120, Brisbane, California 94005.

Item 2. Identity and Background.

(a) This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Commission on May 27, 2021 as amended by Amendment No. 1 filed with the Commission on April 5, 2022 (the “Original Schedule 13D”). This Statement is being filed by Longitude Venture Partners IV, L.P. (“LVPIV”), Longitude Capital Partners IV, LLC (“LCPIV”), Longitude Prime Partners, LLC (“LPP”) and Longitude Prime Fund, L.P. (“LPF”, and together with LVPIV, LCPIV and LPP, the “Reporting Entities”) and Juliet Tammenoms Bakker (“Tammenoms Bakker”) and Patrick G. Enright (“Enright” and together with Tammenoms Bakker, the “Reporting Individuals”), a member of the Issuer’s board of directors (the “Board”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Amendment No. 2 as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following language:

On February 6, 2023, the Issuer completed a public offering pursuant to which the Issuer issued and sold 14,285,715 shares of Common Stock at a price to the public of $7.00 per share (the “February 2023 Follow-on Offering”). In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 2,142,857 shares of Common Stock.

In the February 2023 Follow-on Offering, LPF purchased 1,714,285 shares of Common Stock for a purchase price of $7.00 per share and an aggregate purchase price of $11,999,995 (the “February 2023 Follow-on Purchase”).

All shares of the capital stock of the Issuer purchased by LPF have been purchased using investment funds provided to LPF by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of LVPIV and LPF, the general and limited partners may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following language:

In connection with the February 2023 Follow-on Offering, each of LVPIV and Enright has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by LVPIV or Enright for 60 days following the date of the final prospectus for the February 2023 Follow-on Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 7 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 7:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on February 2, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2023

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	LONGITUDE CAPITAL PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME FUND, L.P.

By:	LONGITUDE PRIME PARTNERS, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME PARTNERS, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker